Will H. Cai

+852 2293 2366

wcai@cooley.com

April 26, 2019

Confidential

Mr. Robert Telewicz, Accounting Branch Chief

Mr. Eric Mcphee, Staff Accountant

Ms. Sonia Barros, Assistant Director

Mr. Joshua Lobert, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Fangdd Network Group Ltd. (CIK No. 0001750593)

Submission of the Revised Draft Registration Statement on Form F-1

Dear Mr. Telewicz, Mr. Mcphee, Ms. Barros and Mr. Lobert:

On behalf of our client, Fangdd Network Group Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) our revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

The Company has updated the Revised Draft Registration Statement to include its audited consolidated financial statements as of and for the year ended December 31, 2018 and reflect its recent developments.

To facilitate the Staff’s review, the Company has separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement on Form F-1 dated April 8, 2019 (the “Draft Registration Statement”), and two copies of the submitted exhibits.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Cooley LLP China World Office 2 Suite 1808 No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600 f: +86 10 8540 0700 cooley.com

U.S. Securities and Exchange Commission FANGDD NETWORK GROUP April 26, 2019 Page 2	Privileged & Confidential

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 2293 2366 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures

cc:	Yi Duan, Chairman of the Board of Directors and Chief Executive Officer, Fangdd Network Group Ltd.

Charlie Kim, Esq., Cooley LLP

Huaxin Wen, Financial Director, Fangdd Network Group Ltd.

John Fung, Partner, KPMG Huazhen LLP

Joe Cheng, Partner, KPMG Huazhen LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Cooley LLP China World Office 2 Suite 1808 No. 1 Jianguomenwai Avenue, Beijing 100004, China

t: +86 10 8540 0600 f: +86 10 8540 0700 cooley.com